SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date January 13, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated January 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: January 13, 2005

Biotech clarifies production and distribution in Mexico of Sucanon diabetes drug

Vancouver, B.C. January 13, 2005 - Biotech Holdings Ltd. (the "Company", BIO.V), at the request of the TSX Venture Exchange, is clarifying information regarding production and distribution of Biotech^s diabetes drug, Sucanon, in Mexico. Robert Rieveley, President of Biotech Holdings, reports that:

  On August 30, 2004, the Company reported it had received initial purchase commitments from 2 Mexican drugstores. Please be advised these were verbal rather than written purchase commitments.

  The Company^s Mexico City office received on November 29, 2004 purchase commitments from two Mexican drugstore chains, Nutriclub and FARBEN (Farmacias Benavides). Written purchase orders for 1,872 packages (112,320 tablets) from these chains were received by the Mexico City office during the course of December 2004, including a Purchase Order for 1,368 packages from Farmacias Benavides. The value of these sales at the retail level is approximately $54,288 US.

  The Company^s August 12, 2004 press release stated, "Sucanon is being launched in Mexico in the week beginning Monday, September 27..." However, the launch and sales of Sucanon did not begin until December 15, 2004. The reason for the delay of the launch included delays in the preparation of an infomercial. Delays were experienced due to staffing and production issues, specifically the replacement of a presenter who was judged too young for the infomercial^s target age range of Mexicans 40 to 60, as well as voluntary submission of the infomercial for review by Mexican regulatory authorities.

  The Company has a pre-mix manufacturing facility in Vancouver, Canada. The pre-mix is shipped to a tablet-manufacturing company in Mexico. The tablet-manufacturing company in Mexico adds excipients to the pre-mix to manufacture and coat the tablets. The tablets are then blister packed and packaged with a patient-information insert in Mexico and delivered as per orders placed with the Company by a company in Mexico that markets Sucanon to retailers and wholesalers. Currently, the Company has 20,000 packages ready for sale, pre-mix prepared for the production of 80,000 packages, with each package consisting of 60 tablets.

  The tableting-manufacturing company referred to above and the "tableter in Mexico" and "manufacturer in Mexico" referred to in earlier releases are one and the same company.

  Quality Control of the tablets manufactured by the tablet-manufacturing company is carried out by random selection of coated and uncoated tablets from the tablet-manufacturing process, which selected tablets are sent to Vancouver, Canada by air courier and are examined in a quality control process carried out by Biotech Holdings at its plant and other facilities in the Vancouver, Canada area.

  The Company^s press releases from January 2, 2004 to October 26, 2004 consistently refer to the Company^s plans to make regulatory application for Sucanon in Chile, Venezuela, Colombia, Brazil and Argentina. The Company believes that now that Sucanon has been launched on the Mexican market, the timing is right to submit regulatory applications during 2005 in a number of Latin American countries which have treaties with Mexico that will allow expedited registration of Sucanon. The countries for which regulatory submissions are planned are Argentina, Chile, Colombia, Brazil and Venezuela.

  Sucanon is fully approved and available for sale in Mexico; no further regulatory approvals or operational processes are required to bring Sucanon onto the Mexican market. The Company has, in addition to Sucanon pre-mix for 20,000 packages in Mexico, sufficient Sucanon pre-mix in Canada for 60,000 additional packages of Sucanon. The Company has production systems in place in its plant in Canada for preparation of Sucanon pre-mix for 20,000 packages every two working days. The Company has raw materials inventory on hand and is able to access on a timely basis further raw materials for processing into Sucanon pre-mix.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com.